July 5, 2017

VIA EDGAR AND FEDEX

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Cecilia Blye

RE:	Cavium, Inc.

Form 10-K for Year Ended December 31, 2016

Filed February 28, 2017

File No. 001-33435

Dear Ms. Blye:

Cavium, Inc. (“Cavium”) is responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated June 28, 2017, with respect to Cavium’s Form 10-K listed above (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter (in italics).

1.	You state on page 6 of the 10-K that Cisco Systems and Nokia Solutions and Networks together accounted for 25.1% of your 2016 net revenue and that Cisco Systems, Nokia Solutions and Networks and Amazon.com together accounted for 42.9% and 44.4% of your net revenue in 2015 and 2014, respectively. Nokia Corporation discloses in its publicly filed annual reports that its Nokia Networks business sold services and/or network equipment to customers in Syria in 2014 and 2015. Additionally, Nokia Corporation discloses that it had sales through discontinued operations to customers in Sudan and Syria in 2014.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, distributors, partners, customers or other direct or indirect engagements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Cavium confirms that for the last three fiscal years and the subsequent interim period it has had no known past, current, or anticipated contacts with Sudan or Syria, and has not to its knowledge directly or indirectly provided any services, products, information or technology to those countries, whether involving Nokia Solutions and Networks (“Nokia”) or any other Cavium customer. Further, Cavium has no known agreements, commercial arrangements or other contacts with the governments of Sudan or Syria or entities they control.

Cavium’s purchase order terms and sales agreements with its customers, including Nokia, require compliance with applicable U.S. export control laws and regulations. In addition, Cavium has implemented a trade compliance program designed to ensure compliance with applicable U.S. export control laws and regulations, including the sanctions programs administered by the U.S. Treasury Department’s Office of Foreign Assets Control and export controls administered by the U.S. Department of Commerce’s Bureau of Industry and Security. As part of this program, Cavium screens customers and other third parties to prevent dealings with proscribed parties; an internal system blocks direct shipments to proscribed parties and destinations; terms and conditions in distribution agreements, purchase orders and sales agreements require compliance with applicable U.S. export control laws and regulations; and internal training and audit protocols have been established.

2.	Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

As indicated in our response to Comment 1, Cavium has no known contacts with Sudan or Syria. Accordingly, we believe there is no quantitative or qualitative material investment risk for our security holders, and therefore we do not have any factors to provide and we do not anticipate any associated investor divestment or similar initiatives would have a material impact on Cavium.

3.	According to a conference transcript published in March 2017, at the conference your CFO identified Huawei as one of your big customers for macro base stations. We are aware of news articles stating that Huawei is effectively barred from selling telecommunications network equipment in the U.S. and that the Department of Commerce is investigating Huawei for its alleged export or re-export of U.S. technology to Iran, Sudan and Syria in violation of U.S. export control laws. Please address for us the possibility that this information will have adverse reputational and other effects upon you because of your business relationship with Huawei.

We do not believe there is a material risk of reputational or other harm associated with our supplier relationship with Huawei. For fiscal year 2017 we do not currently expect that Huawei will be one of our top five customers based on net revenue. As stated in our response to Comment 1, Cavium’s purchase order terms and sales agreements with its customers, including Huawei, require compliance with applicable U.S. export control laws and regulations. To our knowledge Cavium sales to Huawei are in compliance with applicable U.S. export control laws and regulations. Further, Cavium’s trade compliance program is designed to ensure compliance with applicable U.S. export control laws and regulations. As part of this program, Cavium distributors and customers, including Huawei, agree to comply with all applicable U.S. export control laws and regulations.

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Please do not hesitate to call me at (408) 943-7100, if you have any questions or would like any additional information regarding this matter.

Sincerely,

Cavium, Inc.

/s/  Vincent P. Pangrazio

By:	Vincent P. Pangrazio

Senior Vice President and General Counsel

cc:	Syed Ali, President and Chief Executive Officer, Cavium, Inc.

Arthur Chadwick, Vice President of Finance and Administration and Chief Financial Officer, Cavium, Inc.